HORNBECK OFFSHORE SERVICES, INC.

Service with Energy

January 8, 2013

VIA EDGAR

Mr. David R. Humphrey

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	Annual Report on Form 10-K for the Year Ended December 31, 2011
(SEC File No. 001-32108)
Definitive Proxy Statement Filed April 26, 2012

Dear Mr. Humphrey:

We received your comment letter dated December 20, 2012, relating to your review of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and our Definitive Proxy Statement filed on April 26, 2012. In order to fully address all of the points raised in your comment letter, the Company believes that it will require additional time to sufficiently consider and respond to such comments. This letter confirms our January 8, 2013 conversation with Beverly Singleton regarding a request for an extension of time necessary to respond to your letter. The Company anticipates submitting a response to your letter on or before February 1, 2013.

Should you have any additional questions, please contact me by phone at (985) 727-6802, fax at (985) 727-2006 or e-mail at james.harp@hornbeckoffshore.com. We will be pleased to provide any additional information that may be necessary. Thank you.

Sincerely yours, HORNBECK OFFSHORE SERVICES, INC.

/s/ James O. Harp, Jr.
James O. Harp, Jr. Executive Vice President and Chief Financial Officer

Copies to:	Todd M. Hornbeck, Chairman, President and Chief Executive Officer
Samuel A. Giberga, Executive Vice President, General Counsel and Chief Compliance Officer
Boyd T. Kitchen, Director of Financial Reporting

Northpark Boulevard, Suite 300	Phone: (985) 727-2000
Covington, Louisiana 70433	Fax: (985) 727-2006